Exhibit 99.3

CONSENT OF EXPERT

FILED BY SEDAR

December 23, 2011

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Lake Shore Gold Corp.

Re:	Press Release issued November 17, 2011, entitled, “Lake Shore Gold Reports First NI 43-101 Open-Pit Resource at Fenn-Gib Property” (the “Release”)

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Michel Dagbert, Eng., to the public filing of the technical report entitled:

Fenn-Gib Resource Estimate Technical Report, Timmins, Canada

dated December 23, 2011 (the “Report”) and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the Release.

I hereby confirm that I have read the written disclosure contained in the Release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

/s/ Michel Dagbert
Michel Dagbert, Eng.

Mineral Services
10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada
SGS Canada Inc.	t (450) 433 1050 f (450) 433 1048 www.geostat.com www.sgs.com

Member of SGS Group (SGS SA)